

July 16, 2014

Via E-Mail
Mahmud Haq
Chief Executive Officer
Medical Transcription Billing, Corp.
7 Clyde Road
Somerset, New Jersey 08873

> **Re: Medical Transcription Billing, Corp.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed on July 14, 2014**
> **File No. 333-192989**

Dear Mr. Haq:

We have reviewed your amended registration statement and have the following comments.

Important Introductory Information, page 1

1.   The aggregate purchase price for the businesses of the target sellers has been reduced from approximately $33 million to $19 million, while the cash portion of consideration has been reduced from approximately $17 million to $11 million. Please expand your disclosures here, in MD&A and Business to explain:

- The circumstances that led to the amendments to the purchase agreements;

- When the corresponding negotiations commenced;

- How the company was able to extract significantly more advantageous financial terms than the initial terms; and

- Whether the sellers' willingness to accept significant reductions in cash consideration provides any insights into the businesses or operations of the target companies.

2.   You state that the cash consideration portion of the target company acquisitions is no longer a multiple of revenue. Please disclose the basis utilized instead of revenues to value the targets. Also, revise your disclosures on page 52 accordingly.

3.   Please expand your disclosure to state clearly the initial financial terms of the purchase agreements. Such information appears necessary to provide appropriate historical context.

Risks Relating to Our Acquisition Strategy, page 6

4.   The target sellers have entered into asset purchase agreements that significantly reduce the cash component of the asset purchase agreements. Please tell us whether the sellers' willingness to accept significantly lower consideration as a result of the reduction in the size of your public offering provides insight into the effectiveness of your acquisition strategies, target valuations, and negotiation tactics. Ensure that such revisions are made where you discuss prior acquisition-related challenges.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(10) Purchase price Allocation/Goodwill

Purchase Price Allocation, page 52

5.   We note your disclosure that the consideration for your planned acquisitions was contractually adjusted based on the estimated net proceeds of this offering. We further note that the estimated acquisition date fair values of the to-be-acquired assets and liabilities have been revised from the estimated amounts previously disclosed in your amendment filed on July 8, 2014. The revised estimated fair value of the intangible assets is $19.1 million as compared to the previous estimate of $24.9 million. Clarify why the fair value of the intangible assets has changed, and how a decrease in the estimated net proceeds of this offering has resulted in a decrease in the fair value of the intangible assets. As part of your response, describe the methodology that you used to determine the fair value of these assets, and the specific inputs and assumptions that have changed. Also, clarify whether there have been any changes in revenues, operating results, and customer retention of the targets since March 31 2014. Tell us what consideration you gave to disclosing these factors.

6.   We note your disclosure on page 1 that if the underwriters' option to purchase additional shares is exercised in full, the aggregate cash consideration paid to the target sellers will increase to approximately $14.1 million. Clarify whether you consider this payment to represent contingent consideration, and how you have accounted for such payment. Clarify the authoritative accounting literature upon which you relied.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
        Zev M. Bomrind
        Fox Rothschild LLP